January 5, 2005



Steven Jacobs, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549

         Re:      WNC California Housing Tax Credits II, L.P.
                  Form 10-K for the year ended March 31, 2004
                  Form 10-Q for the quarter ended June 30, 2004
                  Form 10-Q for the quarter ended September 30, 2004 File No. 0-20056

Dear Mr. Jacobs:

          We are in receipt of your letter dated December 22, 2004 respecting the referenced matters.

          We are endeavoring to respond to your comments as quickly as possible, but business exigencies prevent us from doing so within the 10-business day period set forth in your letter. Please be advised that we are striving to provide a substantive response to your letter no later than January 28, 2005.

                                Very truly yours,




                                /s/ Thomas J. Riha
                                ------------------
                                Thomas J. Riha,
                                Senior Vice President - Chief Financial Officer, WNC & Associates, Inc.